Exhibit 99.3

Gilead and Forty Seven Merger Agreement

Q:	What was announced on March 2, 2020?

Gilead announced plans to acquire Forty Seven for approximately $4.9 billion. The agreement was unanimously approved by both boards of directors and is expected to close during the second quarter of 2020, subject to regulatory approvals and other customary closing conditions. The acquisition will be structured as a tender offer directly to stockholders.

Q:	What is a “tender offer”?

A tender offer is a broad solicitation by a company (in this case Gilead) to purchase a substantial percentage of another company’s (in this case Forty Seven’s) stock for a limited period of time. More information is available on the U.S. Securities and Exchange Commission website.

Q:	What does this agreement mean for Forty Seven?

Forty Seven will become a subsidiary of Gilead after the deal closes. Nothing will change between the signing and closing, as Gilead and Forty Seven remain separate, independent companies. Antitrust laws require Gilead and Forty Seven to remain separate, and not to prematurely integrate or engage in certain joint activities until the transaction has received the requisite regulatory approvals and the closing has occurred. We do not anticipate any changes to the Forty Seven organizational structure prior to closing.

Q:	Why does this agreement make sense strategically?

Gilead recently introduced a new company strategy focused on growing and strengthening its pipeline in antivirals and immunomodulation. The proposed transaction supports Gilead’s strategic focus on immuno-oncology and growing its business in cancer beyond cell therapy, as the company seeks to deliver on the ambitious goal of bringing 10 transformative therapies to patients in the next 10 years.

Q:	When will the acquisition be complete?

The transaction is expected to close during the second quarter of 2020, subject to regulatory approvals and other customary closing conditions.

Q:	What happens between now and close?

Nothing will change between the signing and closing, as Gilead and Forty Seven remain separate, independent companies. As noted above, antitrust laws require Gilead and Forty Seven to remain separate, and not to prematurely integrate or engage in certain joint activities until the transaction has received the requisite regulatory approvals and the closing has occurred. We do not anticipate any changes to the Forty Seven organizational structure prior to closing.

Q:	Will I still have a role and when will I find out?

We need your expertise and that is a main reason we are so excited to be working with you. Forty Seven has a highly experienced team with complementary expertise in a promising area of oncology. We are pleased to be able to add to our expertise in immuno- oncology and look forward to having Forty Seven become part of the Gilead family.

Q:	Will my compensation be impacted?

There will be no salary or annual cash bonus opportunity reductions as a result of the merger. After the transaction is complete, you will receive more information about your compensation.

Q:	Will I receive my paycheck on the same schedule?

Yes. At this time, paychecks will continue to be issued according to the same schedule and process. If there are future changes in payroll, you will be notified in advance.

Q:	What happens to my Forty Seven 401(k)?

Forty Seven’s 401(k) program will terminate at the time the transaction closes. You will receive information about the opportunity to transfer your account to and enroll in Gilead’s 401(k) program.

Q:	What do I need to know about the Gilead 401(k) plan?

Gilead’s 401(k) plan provides a company-matching contribution of 100%, up to $15,000 per year. Gilead’s matching contributions vest immediately. You may contribute from 1% to 50% of your salary. Please note: If you have already contributed the IRS maximum of $19,500 (or $26,000 if age 50 or over) during 2020 with Forty Seven’s 401(k) plan or another employer’s plan, you may not contribute to Gilead’s 401(k) plan in 2020.

Q:	I have vested and unvested stock options. What happens to stock options now?

At the closing of the transaction, each of your stock options that is outstanding, whether vested or unvested, will by virtue of the transaction and without any action on your part, be accelerated and become fully vested and, if unexercised as of immediately prior to the closing of the transaction, be cancelled and converted into the right to receive a cash payment through the company’s payroll equal to the difference between $95.50 and the strike price you were granted of such option times the number of shares subject to such option, less any applicable taxes or other withholdings required by law. After cancellation, your options will cease to exist.

Q:	What happens to my Forty Seven Employee Stock Purchase Program (ESPP)?

There will be purchases under the current Forty Seven ESPP shortly before the closing of the transaction. The Forty Seven ESPP will terminate upon the closing of the transaction. Employees will have the opportunity to participate in the Gilead ESPP.

Q:	How does the Gilead ESPP work?

Employees may contribute up to 15% of their salary, subject to IRS limits, on an after-tax basis to purchase Gilead common stock at a discount. The purchase price of ESPP stock will be equal to 85% of the lower of the offering price or the fair market value of Gilead stock on the purchase date (e.g., a six month “look-back” period).

Q:	How will the transition to Gilead’s benefit plans work?

Forty Seven employees will be transitioned to Gilead’s benefits programs after the transaction closes. Please look for more information about that process, as well as information on how to enroll in Gilead’s ESPP, in the coming weeks.

Q:	What U.S. health and wellness benefits does Gilead offer?

Gilead offers a comprehensive health and wellness program. We offer the following medical plans:

•	Anthem Blue Cross PPO Saver

•	Anthem Blue Cross EPO

•	Anthem Blue Cross PPO

•	Kaiser (for California employees)

Other offerings include Delta Dental, VSP Vision Care, life insurance, accidental death and dismemberment (AD&D), family planning benefits, as well as 12 weeks of paid parental and family time off. We also have a $500 annual wellbeing reimbursement that helps cover the costs of a variety of personal wellbeing choices, such as gym memberships, athletic equipment, weight loss programs, life coaching, massages, financial advising and planning services.

Q:	Will we move to Gilead’s holiday calendar? What time-off benefits and holidays does Gilead offer?

Yes, Forty Seven employees will move to Gilead’s holiday and time-off benefits when the transaction closes.

In the U.S., Gilead offers 15 days of vacation for new hires, which increases to 20 days after five years of service. Gilead also provides 10 sick days that employees can use for their own illness or to care for an ill dependent.

Additionally, Gilead offers 14 paid holidays, including a new July 4th holiday week (offices will be closed June 29 – July 5, 2020) and one floating holiday. Gilead also offers a winter shutdown (offices will be closed December 25, 2020 – January 4, 2021).

Q:	What should I do if I receive a phone call from member of the media?

Please decline to comment and refer calls to Amy Flood at Gilead, 650-522-5643.

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Gilead, Forty Seven and the acquisition of Forty Seven by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Forty Seven’s product pipeline, including magrolimab, FSI-174 and FSI-189; regulatory approval of magrolimab, FSI-174 and FSI-189 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Forty Seven’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Forty Seven and the Schedule TO and related tender offer documents to be filed by Gilead and Toro Merger Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead and Forty Seven, and Gilead and Forty Seven assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Forty Seven, nor is it a substitute for any tender offer materials that Gilead, its acquisition company or Forty Seven will file with the SEC. A solicitation and an offer to buy shares of Forty Seven will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Forty Seven will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. FORTY SEVEN’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Forty Seven at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Forty Seven. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Forty Seven will be available free of charge under the “Investors” section of Forty Seven’s internet website at ir.fortyseveninc.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Forty Seven file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Forty Seven’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.